SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME LAYS FOUNDATION FOR GROWTH
REPORTS SECOND QUARTER EARNINGS
(all figures in US$ unless otherwise stated)

July 29, 2003

	June 30
	Second Quarter				Six Months
	2003		2002		2003	2002
Financial (millions US$)
Sales	398		276		807	579
Mine operating earnings	65		76		158	174
Net earnings(iii) (iv)	66		44		130	81
Cash flow from operations	58		76		143	171
Per common share
Net earnings(iii) (iv)	0.1	6	0.1	3	0.32	0.25
Cash flow from operations(i)	0.1	4	0.2	3	0.35	0.52

Return on net assets(i)(ii)	1.8%		3.1%		5.8%	6.9%

Operating
Placer Dome's share:
Gold production (000s ozs)	905		670		1,808	1,336
Gold cash production costs(i) ($/oz)	222		175		213	170
Gold total production costs(i) ($/oz)	283		219		271	221

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces second quarter earnings of $66 million ($0.16 per share) and cash flow from operations of $58 million ($0.14 per share).

Gold production during the quarter was 905,000 ounces, a 35% increase over the same period last year due primarily to the acquisition of AurionGold. For 2003, the company is on track to achieve the highest annual gold production in its history.

During the quarter Placer Dome continued to deliver on its growth strategy with a number of positive developments, including a significant discovery at Cortez Hills in Nevada; the start-up of the Turquoise Ridge mine, also in Nevada; and the announcement of increased resources at Donlin Creek in Alaska. The company is also proceeding with an expansion at the Bald Mountain mine in Nevada that will extend the life of the operation until 2009. And finally, subsequent to the end of the quarter, Placer Dome acquired East African Gold Mines (EAGM) in Tanzania. Each of these projects will contribute to the company’s future growth potential and profitability.

According to Placer Dome President and CEO Jay Taylor, these achievements reflect the company’s focus on optimizing existing assets combined with profitable growth through acquisitions and exploration. “Over the past year we have achieved success on a number of fronts,” he said. “We have completed two significant acquisitions, enjoyed exploration success at several properties, consolidated joint venture interests, and progressed a number of key development projects. We are delivering on our commitment to invest in and develop quality assets.”

During the second quarter, high energy prices, strengthening local currencies, and operational issues at several mine sites continued to put pressure on operating costs, which increased to $222 and $283 per ounce for cash and total costs, respectively.

Placer Dome Executive Vice-President and CFO Rex McLennan says the gold mining industry is benefiting from a stronger gold market, but the appreciation of foreign currencies against the U.S. dollar is impacting costs. “More than 75% of Placer Dome’s production is outside the U.S., and we are therefore significantly exposed to foreign currency moves,” he said. “Local currencies in several of our operating jurisdictions have been strengthening faster than the U.S. dollar gold price has been rising. This, combined with high prices for energy, our largest input commodity, has led to increasing pressures on our costs. We are determined to achieve the cost reductions needed to improve financial performance from our operations.”

Earnings for the quarter were favourably impacted by the recognition of a $39 million non-cash tax gain for previously unrecorded tax benefits in the U.S. This reflects an improved operational outlook in the U.S. and the improved gold price environment. Second quarter earnings also reflect a $16 million after-tax non-cash gain on non-hedge derivatives.

Quarterly cash flow from operations was reduced by $8 million due to a build-up in stockpiles at the Turquoise Ridge mine and an increase in deferred stripping to $15 million, double the amount reported in the second quarter of 2002.

Placer Dome’s precious metals sales program continued to generate revenue, adding a premium of $18 per ounce over the average spot gold price. As of June 30, 2003, based on the closing spot gold price of $346 per ounce, the positive mark-to-market value of the company’s precious metals sales program was $223 million.

Placer Dome also reduced the maximum number of committed ounces under its precious metals sales program to 10.8 million ounces at the end of the second quarter. The company is on track to reduce the hedge book (excluding hedges acquired with EAGM) to less than 10 million ounces by year-end.

For the first half of the year, net earnings totalled $130 million ($0.32 per share) and cash flow from operations amounted to $143 million ($0.35 per share).

With the EAGM acquisition, Placer Dome now expects to produce 3.6 million ounces of gold in 2003. In the current exchange rate environment, full-year operating costs are now forecast at $210 to $215 per ounce for cash costs and $270 to $275 per ounce for total costs.

Placer Dome will host a conference call to discuss its quarter-end results at 6:00 am PDT/9:00 am EDT on Wednesday, July 30. North American participants may access the call at 800-289-6406. International participants please dial 416-641-6210. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

           Notes to Highlights table

(i)	Cash flow from operations per share, return on net assets, and cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the section immediately preceding the financial statements for further detail.

(ii)	Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity.

(iii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. Accordingly, the results have been restated from those previously reported in 2002. The cumulative effect of this change through December 31, 2001 was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change on the six and three months ended June 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change of $4 million ($0.01 per share) and $2 million (nil per share), respectively. The above items combined to result in a non-cash decrease in net earnings of $4 million and an increase of $2 million in the first half and second quarter of 2002, respectively.

(iv)	On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter, was $17 million ($0.04 per share).

For further information contact:
Media Relations: Meghan Brown (604) 661-1577
Investor Relations: Greg Martin (604) 661-3795
On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(U.S. dollars, in accordance with U.S. GAAP)

Throughout this document, Placer Dome is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome’s share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders’ percentage of results in non-wholly owned subsidiaries. The “Corporation” refers to Placer Dome Inc.

	June 30
	Second Quarter		Six Months
	2003	2002	2003	2002

Financial ($ millions)
Sales	398	276	807	579
Mine operating earnings
Gold (ii)	69	69	151	154
Copper	5	9	18	25
Other	(9)	(2)	(11)	(5)

	65	76	158	174

Net earnings (i) (ii)	66	44	130	81
Cash flow from operations	58	76	143	171

Production and sales volumes
Gold (000s ozs)
Placer Dome's share production	905	670	1,808	1,336
Consolidated production	893	654	1,779	1,307
Consolidated sales	897	639	1,828	1,311
Copper (000s lbs)
Production	107,973	108,323	209,211	214,804
Sales	100,727	96,474	208,656	206,370

Average prices and costs
Gold ($/oz)
Placer Dome's share price realized	365	334	361	344
London spot price	347	313	350	302
Placer Dome's share cash cost (iii)	222	175	213	170
Placer Dome's share total cost (iii)	283	219	271	221
Copper ($/lb)
Price realized	0.75	0.72	0.75	0.72
London spot price	0.75	0.73	0.75	0.72
Cash cost (iii)	0.54	0.46	0.53	0.43
Total cost (iii)	0.69	0.61	0.67	0.59

(i)	On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was $17 million ($0.04 per share).

(ii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. Accordingly, the results have been restated from those previously reported in 2002. The cumulative effect of this change through December 31, 2001 was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change on the six and three months ended June 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change of $4 million ($0.01 per share) and $2 million (nil per share), respectively. The above items combined to result in a non-cash decrease in net earnings of $4 million and an increase of $2 million in the first half and second quarter of 2002, respectively.

(iii)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 9 "Non-GAAP Measures" of this Management Discussion and Analysis.

1.    Overview

•	Consolidated net earnings in accordance with U.S. GAAP for the first half of 2003 and three months ended June 30, 2003 were $130 million ($0.32 per share) and $66 million ($0.16 per share), respectively, compared with $81 million ($0.25 per share) and $44 million ($0.13 per share) for the same periods in 2002. Return on net assets(i) for the six and three month periods ended June 30, 2003 was 5.8% and 1.8%, respectively, compared with 6.9% and 3.1% in the comparative 2002 periods.

•	In the first six months and the second quarter of 2003, Placer Dome’s net earnings were impacted by unrealized non-hedge derivatives after-tax gains of $51 million (2002 –$11 million) and $16 million (2002 — $7 million), respectively. The first six months of 2003 net earnings also include the effect of the adoption of a new accounting standard relating to accounting for post mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million. Net earnings for the first six months of 2002 include a non-cash pre and after tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

•	During the second quarter and first six months of 2003, Placer Dome’s net earnings were positively impacted by the recognition of a $39 million non-cash tax asset for previously unrecorded tax benefits related to its United States operations, an amount that is estimated more than likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s United States operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain Mine.

•	Cash flow from operations decreased by $28 million and $18 million to $143 million and $58 million in the first six months and second quarter of 2003, respectively, compared with $171 million and $76 million in the corresponding periods in 2002. The decreases primarily reflect an increase in cash tax payments, cash operating costs, deferred stripping expenditures, non mine operating costs (including exploration and resource, technology development and other) and investment in non-cash working capital assets. The Corporation ended the period with $235 million in cash and short term investments and $624 million in total debt outstanding. The debt includes $200 million of 6.375% 30 year debentures raised through a private placement during the first quarter of 2003. Debt repayments by the Corporation during the first 6 months of 2003 totaled $526 million including $137 million of debt acquired in the AurionGold Limited ("AurionGold") transaction, redemption of $185 million of Preferred Securities and the scheduled repayment of $200 million in bonds.

•	Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $361 per ounce of gold in the first six months of 2003 and $365 per ounce of gold in the second quarter of 2003, a premium of $11 and $18 per ounce, respectively, over the average spot prices; contributing $22 million and $16 million to revenue in the respective periods. During the six months ended June 30, 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 1.8 million ounces to 10.8 million ounces or 20% of 2002 year end gold reserves. On June 30, 2003, based on the closing spot price of gold of $346/oz and an AUD / USD exchange rate of $1.5008, the positive mark-to-market value of the precious metals sales and derivative program was approximately $223 million.

•	Consolidated gold production in the first six months of 2003 was 1,779,000 ounces, an increase of 36% compared with the prior year period due to the acquisition of AurionGold in the fourth quarter of 2002 and increased production from the Golden Sunlight, Porgera and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines and lower than anticipated production from Turquoise Ridge due to the stockpiling of ore.

•	Compared to the prior year six month period, Placer Dome’s share of unit cash and total costs(i) increased by 25% and 23% to $213 and $271 per ounce of gold, respectively. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on the Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $13 per ounce), increased global energy costs ($10 per ounce) and mine site operational issues. Cash cost per ounce in the first six months of 2003 was $8 per ounce or 4% greater than Placer Dome’s 2003 forecast included in the Corporation’s March 31, 2003 First Quarter Report due to the continued strengthening of local currencies against the United States dollar in each of the countries where Placer Dome has mining operations, operational issues at certain mine sites and continued high energy prices.

•	Consolidated copper production was down 3% and unit cash cost(i) was up 23% compared with the prior year six month period due to lower copper production at the Osborne mine, higher energy costs, the appreciation of the Australian dollar against the United States dollar and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

•	On July 23, 2003, Placer Dome announced that it had completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited (“East African Gold”) for approximately $255 million. A portion of the purchase price will be paid from cash and short term investments with the majority of the purchase price initially being financed by short term borrowings. In addition to this consideration, the acquisition includes East African Gold’s $43 million in project financing. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania which, based on current mineral reserves of 2.94 million ounces, East African Gold has forecast to produce approximately 220,000 ounces per year at cash costs of $200 per ounce as well as an extensive land package in the area. As a condition of the project financing, East African Gold entered into forward sales contracts totalling 825,000 ounces of gold due for delivery at 25,000 ounces per quarter until August 2011 at a flat gold price of $308.60 per ounce.

•	The Cortez joint venture has discovered a major new mineralized zone at Cortez Hills, 12 kilometers southeast of the Pipeline / South Pipeline deposit and 0.8 kilometers north of the Pediment deposit. On June 11, 2003, the Corporation announced that its share of the estimated measured and indicated mineral resource had increased from 1.3 to 2.7 million ounces of gold and its share of the additional estimated inferred mineral resource increased from 0.5 to 0.6 million ounces of gold. Up to six drills are currently active in the area as the joint venture continues its efforts to expand and delineate the discovery.

•	In June 2003, Placer Dome approved the development of Stage 7 of Bald Mountain’s Top Pit. Mining at Bald Mountain, which was previously scheduled to cease in July 2003, is now expected to continue until the first quarter of 2007 with the heap leach pads expected to produce gold until 2009. Pre-stripping of Top Pit Stage 7 started in June 2003 with production scheduled to commence in 2004. Stage 7 adds 400,000 incremental ounces to the mine’s production profile with total future production now estimated at approximately 600,000 ounces at estimated cash and total cost per ounce of $192 and $239, respectively. Capital costs, principally overburden removal for Top Pit Stage 7 are estimated at $36 million.

•	On April 15, 2003, Placer Dome announced the initiation of the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces of gold per year by November of 2004, with average cash and total costsforecast at $215 and $265 per ounce, respectively.

•	During the first six months of 2003, the integration of the operations acquired in the AurionGold transaction continued. To date, $30 million of synergistic benefits have been identified for 2003 through tax planning, rationalization of operations to decrease general and administrative costs and the elimination of non-core exploration work from operating plans. $25 million of this expected to be realized in future years on an annual basis.

•	Placer Dome’s share of gold and copper production in 2003, excluding the impact of the East African Gold acquisition, is forecast at approximately 3.5 million ounces and 400 million pounds. Primarily as a result of the strengthening of the Australian and Canadian dollars and the South African rand compared to the United States dollar and increasing energy prices, Placer Dome’s share of cash and total production costs per ounce of gold is now forecast to increase to approximately $210 to $215 and $270 to $275 from $205 and $265, respectively, as disclosed in the Corporation’s March 31, 2003 First Quarter Report. Due to the strengthening Australian dollar compared to the United States dollar, rising fuel costs and acid costs and operational issues, Placer Dome’s share of cash and total production costs per pound of copper is now forecast to increase to approximately $0.53 and $0.68 from $0.49 and $0.64, respectively, as disclosed in the Corporation’s March 31, 2003 First Quarter Report.

•         As at July 23, 2003, the Corporation had 408,970,071 Common Shares outstanding.

(i)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 9 “Non-GAAP Measures” of this Management Discussion and Analysis.

2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY

		For the six months ended June 30						Estimated annual 2003

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total	Production (ozs, 000s lbs)	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2003	$ 7	187	17.4	95.9	100,364 +3%	199 268	193,000	200 270
	2002	$ 5	167	18.9	96.3	97,789	168 241

Dome (3)	100% 2002	(2)	1,673	2.4	91.8	118,663	245 328

Musselwhite	68% 2003	-	432	5.4	95.4	71,660 +12%	260 338	135,000	263 341
	2002	-	349	6.0	95.4	63,866	218 285

Porcupine (3)	51% 2003	7	1,044	3.6	92.1	111,933 -	219 278	226,000	222 286

United States
Bald Mountain (4)	100% 2003	3	3,419	0.7	n/a	53,792 -35%	241 285	93,000	202 268
	2002	8	1,694	1.7	n/a	83,273	128 179

Cortez (4)(5)	60% 2003	61	n/a	n/a	n/a	343,109 -0%	124 160	650,000	130 170
	2002	47	n/a	n/a	n/a	344,206	122 159

Golden Sunlight	100% 2003	23	1,153	3.9	82.6	118,716 +187%	146 161	143,000	160 175
	2002	(3)	1,132	1.5	77.5	41,316	339 372

Turquoise Ridge(6)	100% 2003	1	-	-	-	15,092 -71%	215 219	89,000	172 190
	2002	-	-	-	-	51,947	107 179

Australia
Granny Smith (7)	100% 2003	8	1,956	2.3	88.1	128,312 -17%	208 285	260,000	230 300
	60% 2002	25	1,183	4.5	93.9	155,237	108 134

Henty (7)	100% 2003	1	145	9.8	94.1	43,372 n/a	223 306	95,000	220 300

Kalgoorlie West (7)	100% 2003	(5)	1,725	3.8	94.9	198,639 n/a	260 356	340,000	270 340

Kanowna Belle (7)	100% 2003	5	943	4.7	89.4	128,988 n/a	202 312	242,000	200 300

Osborne (8)	100% 2003	n/a	745	0.9	79.3	16,211 -15%	n/a n/a	37,000	n/a n/a
	2002	n/a	724	1.0	79.7	19,016	n/a n/a

Papua New Guinea
Misima (9)	80% 2003	4	2,209	0.8	87.3	47,264 -20%	266 279	80,000	280 320
	2002	8	2,310	0.9	88.9	59,233	180 201

Porgera (7)	75% 2003	11	2,049	4.9	87.2	285,595 +69%	272 316	586,000	255 300
	50% 2002	5	1,375	4.6	84.8	168,600	226 285

Chile
La Coipa (10)	50% 2003	2	1,537	1.0	85.6	40,323 -7%	234 318	85,000	215 298
	2002	-	1,570	1.0	84.1	43,545	217 299

South Africa
South Deep (11)	50% 2003	3	432	7.8	96.6	104,384 +17%	272 314	233,000	262 302
	2002	7	418	6.9	96.8	89,038	185 219

Metals hedging revenue	2003	22
	2002	54

TOTAL GOLD (2)	2003	$ 151				1,807,754 +35%	213 271	3,487,000	210-215 270-275
	2002	$ 154				1,335,729	170 221

COPPER
Osborne (8)	100% 2003	1	745	2.9	95.6	45,896 -12%	0.56 0.69	85,000	0.59 0.71
	2002	5	724	3.4	95.9	51,991	0.45 0.57

Zaldivar (4)	100% 2003	17	8,325	1.0	n/a	163,315 0%	0.52 0.67	323,000	0.52 0.66
	2002	21	7,838	1.0	n/a	162,813	0.43 0.59

Metals hedging revenue	2003	-
	2002	(1)

TOTAL COPPER	2003	$ 18				209,211 -3%	0.53 0.67	408,000	0.53 0.67
	2002	$ 25				214,804	0.43 0.59

Other	2003	(11)
	2002	(5)

CONSOLIDATED MINE	2003	$ 158
OPERATING EARNINGS(1)	2002	$ 174

PRODUCTION AND OPERATING SUMMARY

		For the Second Quarter

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2003	$ 3	91	17.2	96.2	48,322 +4%	204 277
	2002	$ 3	79	19.1	96.2	46,686	176 250

Dome (3)	100% 2002	(1)	837	2.3	92.0	58,311	254 338

Musselwhite	68% 2003	-	233	5.4	95.5	38,562 +43%	239 315
	2002	(1)	168	5.2	95.3	26,927	250 319

Porcupine (3)	51% 2003	5	541	3.9	92.5	62,410 -	194 250

United States
Bald Mountain (4)	100% 2003	1	1,483	0.8	n/a	25,851 -49%	239 281
	2002	6	1,021	1.8	n/a	50,929	109 152

Cortez (4)(5)	60% 2003	25	n/a	n/a	n/a	152,700 -14%	133 175
	2002	25	n/a	n/a	n/a	177,401	122 161

Golden Sunlight	100% 2003	11	579	3.5	82.4	53,001 +194%	158 175
	2002	(3)	573	1.3	78.8	18,010	401 437

Turquoise Ridge(6)	100% 2003	1	-	-	-	15,092 -9%	215 219
	2002	-	-	-	-	16,623	107 179

Australia
Granny Smith (7)	100%/60% 2003	3	987	2.2	87.2	61,971 -26%	212 312
	2002	14	597	4.6	94.0	84,101	107 134

Henty (7)	100% 2003	1	77	10.4	94.4	23,424 n/a	214 290

Kalgoorlie West (7)	100% 2003	(1)	878	4.2	96.2	111,471 n/a	243 342

Kanowna Belle (7)	100% 2003	1	493	4.6	88.8	65,051 n/a	220 319

Osborne (8)	100% 2003	n/a	387	1.0	81.7	9,101 -15%	n/a n/a
	2002	n/a	353	1.1	81.9	10,747	n/a n/a

Papua New Guinea
Misima (9)	80% 2003	2	1,140	0.8	86.7	24,135 -21%	281 300
	2002	5	1,133	1.0	89.3	30,414	178 195

Porgera (7)	75% 50% 2003	-	1,028	4.7	86.2	140,027 +69%	304 349
	2002	3	699	4.6	86.2	82,713	252 265

Chile
La Coipa (10)	50% 2003	-	773	0.9	85.1	18,200 -21%	251 336
	2002	-	804	1.0	84.3	23,020	218 298

South Africa
South Deep (11)	50% 2003	1	225	8.0	97.1	55,830 +28%	274 316
	2002	4	220	6.5	96.4	43,641	201 237

Metals hedging revenue	2003	16
	2002	14

TOTAL GOLD (2)	2003	$ 69				905,148 +35%	222 283
	2002	$ 69				669,523	175 219

COPPER
Osborne (8)	100% 2003	-	387	3.1	95.6	25,133 -5%	0.53 0.65
	2002	2	353	3.5	96.6	26,331	0.43 0.57

Zaldivar (4)	100% 2003	5	4,137	1.0	n/a	82,840 +1%	0.55 0.70
	2002	8	3,704	0.8	n/a	81,992	0.47 0.63

Metals hedging revenue	2003	-
	2002	(1)

TOTAL COPPER	2003	$ 5				107,973 -0%	0.54 0.69
	2002	$ 9				108,323	0.46 0.61

Other	2003	(9)
	2002	(2)

CONSOLIDATED MINE	2003	$ 65
OPERATING EARNINGS(1)	2002	$ 76

             Notes to the Production and Operating Summary Tables:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings”, (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	June 30
	Second Quarter		Six Months
	2003 $/oz	2002 $/oz	2003 $/oz	2002 $/oz
Direct mining expenses	201	155	193	154
Stripping and mine development adjustment	10	5	7	3
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	(1)	(1)	(1)

Cash operating costs per ounce	211	160	200	157

Royalties	11	11	12	10
Production taxes	-	4	1	3

Total cash costs per ounce	222	175	213	170

Depreciation	37	38	32	43
Depletion and amortization	20	2	22	4
Reclamation and mine closure	4	4	4	4

Total production costs per ounce	283	219	271	221

(3)	Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first six months and second quarter of the year, and the Porcupine Mine reflects 51% of the combined operation for the first six months and second quarter of 2003.

(4)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(5)	The Cortez mine processes material by way of Carbon-in-leach (“CIL”) and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production ozs.

Carbon in leach For the six months ended June 30 2003 2002 For the second quarter of 2003 2002	1,025 997 474 502	7.5 8.2 5.8 8.2	90.4 89.0 89.4 89.7	223,102 234,816 79,331 118,413

Heap leach For the six months ended June 30 2003 2002 For the second quarter of 2003 2002	4,322 3,686 2,799 1,403	1.0 1.0 1.1 2.0	Note 4 Note 4 Note 4 Note 4	85,641 79,055 57,721 44,145

Sale of carbonaceous ore For the six months ended June 30 2003 2002 For the second quarter of 2003 2002	175 119 90 58	7.2 8.6 6.6 8.8	84.9 91.9 81.1 91.0	34,366 30,335 15,648 14,843

Total For the six months ended June 30 2003 2002 For the second quarter of 2003 2002	5,522 4,802 3,363 1,963	2.4 2.7 1.9 3.8	Note 4 Note 4 Note 4 Note 4	343,109 344,206 152,700 177,401

(6)	Production in 2003 and 2002, from Turquoise Ridge relates to third party ore sales.

(7)	On October 22, 2002, Placer Dome gained control of AurionGold. This increased the company’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to the Corporation’s holdings. The 2003 production forecast and unit cost estimates for the Henty, Kalgoorlie West and Kanowna Belle mines are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome updated for operating and cost experience in the first half of 2003 and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites in the third quarter of 2003.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver is a by-product at the Misima Mine. For the six and three months ended June 30, 2003, Misima produced 355,000 and 133,000 ounces of silver, respectively, compared with 341,000 and 157,000 ounces for the respective prior year periods. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into early 2004.

(10)	Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 67,165 and 32,848 ounces, respectively for the six and three month periods ended June 30, 2003 and 70,880 and 35,259 ounces, respectively, for the comparative period year periods. At La Coipa, production for silver was 2.0 million and 1.1 million ounces for the six and three months ended June 30, 2003, respectively, and 1.8 million and 0.8 ounces for the comparative prior year periods.

(11)	Estimated 2003 annual unit costs for the South Deep mine are based on a rand to US dollar exchange rate of 8.1:1, any change from this will have an impact on the unit costs. At June 30, 2003 this exchange rate was approximately 7.5:1.

Mine operating earnings for the second quarter of 2003 were $65 million, a decrease of 14% or $11 million over the comparative 2002 period due to lower contribution from copper.

Gold operating earnings remained steady at $69 million in the second quarter of 2003 compared with $69 million in the second quarter of 2002 due to higher sales volume and price realized being offset by higher unit costs. Gold sales revenue for the quarter was $324 million compared with $210 million in the prior year period, an increase of 54% reflecting a 40% increase in sales volume and a $31 per ounce increase in the average realized price. The higher sales volume in 2003 reflected the inclusion of the acquisition of AurionGold in the fourth quarter of 2002. Consolidated gold production for the second quarter of 2003 increased by 37% to 893,000 ounces from 654,000 in the comparative 2002 period. The increase is primarily due to the acquisition of AurionGold and increased production from the Porgera, Golden Sunlight, South Deep, and Musselwhite mines partially offset by lower production from the Bald Mountain, Cortez and Granny Smith mines.

The increase in average realized sales price was due to an 11% increase in the average market price and an increase in the contribution from Placer Dome’s precious metals sales program to $16 million in the second quarter of 2003 from $14 million in the second quarter of 2002. Placer Dome’s share of cash and total production costs per ounce for the second quarter of 2003 were $222 and $283, respectively, compared with $175 and $219 in the prior year period. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($11 per ounce), and the impact of the following items on the Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $16 per ounce); increased global energy costs ($8 per ounce), and mine site operational issues. Cash cost per ounce in the second quarter of 2003 was $17 per ounce or 8% greater than Placer Dome’s 2003 forecast included in the Corporation’s March 31, 2003 First Quarter Report due to the continued strengthening of local currencies against the United States dollar in each of the countries where Placer Dome has mining operations, operational issues at certain mine sites and continued high energy prices.

Copper operating earnings of $5 million in the second quarter of 2003 were 44% lower than the comparative 2002 period as higher costs more than offset increased revenues due to higher realized copper prices. Copper sales revenue for the quarter was $73 million compared with $64 million in the 2002 period, reflecting a 4% increase in average realized price and a 4% increase in sales volume. Consolidated copper production in the second quarter of 2003 was 108 million pounds (49,000 tonnes), approximately the same as the prior year period. Placer Dome’s share of cash and total production costs per pound of copper for the period were $0.54 and $0.69, respectively, compared with $0.46 and $0.61, respectively, in 2002. The increase in unit production costs reflects lower copper production at the Osborne mine, higher energy costs, the appreciation of the Australian dollar against the United States dollar and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

Canada

•	During the second quarter of 2003, the Canadian dollar continued to strengthen against the United States dollar. Placer Dome’s Canadian operations also continued to experience higher energy costs due to the deregulation in Ontario electrical energy markets and higher fuel prices. Primarily as a result of these items, the mines have updated their forecasts for 2003 cash and total costs from those previously disclosed in the Corporation’s March 31, 2003 First Quarter Report.

•	Production at the Campbell Mine in the second quarter of 2003 increased by 4% from the prior year period due to increased throughput partially offset by a decrease in grade. Cash cost per ounce increased by $28 or 16% from the prior period due to the stronger Canadian dollar, increased throughput and increased energy costs. The mine’s updated forecast for 2003 calls for cash and total cost per ounce of $200 and $270 increased from $181 and $253, respectively.

•	At the Musselwhite Mine, Placer Dome’s share of production for the second quarter of 2003 was 43% higher than the prior year period due to increased throughput. Cash cost per ounce for the quarter was $239, or 4% less than the prior year period as the increased production was mostly offset by higher energy costs, increased maintenance costs and the stronger Canadian dollar. As part of an overall operational review, effective May 29th, 2003, the joint venture announced a reduction of 47 full-time and contract personnel. The mine’s updated forecast for 2003 calls for cash and total cost per ounce of $263 and $341 increased from $250 and $323, respectively.

•	Placer Dome’s share of production in the second quarter of 2003 for the Porcupine Joint Venture was 7% higher than from the Dome mine in the prior year period due to higher grade ore from the Hoyle Pond mine. Cash costs per ounce were positively impacted by the increase in production partially offset by higher energy costs and the stronger Canadian dollar. In order to decrease costs and prepare for the closure of the Dome underground mine by the end of the year, the joint venture announced a reduction in staff by approximately 40 people on March 26, 2003. Further personnel reductions will follow as the closure date for the Dome underground mine approaches. Overburden removal at the Pamour mine is expected to commence in the first quarter of 2004 with gold production expected to start in early 2005. The joint venture’s updated forecast for 2003 calls for cash and total cost per ounce of $222 and $286 increased from $209 and $269, respectively.

United States

•	Placer Dome’s share of production from the Cortez Mine in the second quarter of 2003 decreased by 14% compared with the 2002 period due primarily to lower grades. Based on production and cost experience to date, cash and total cost per ounce are now forecast to be $130 and $170 per ounce, decreased from $141 and $192, respectively, disclosed in the Corporation’s March 31, 2003 First Quarter Report. The Cortez joint venture has discovered a major new mineralized zone at Cortez Hills, 12 kilometers southeast of the Pipeline / South Pipeline deposit and 0.8 kilometers north of the Pediment deposit. On June 11, 2003, the Corporation announced that its share of the estimated measured and indicated mineral resource had increased from 1.3 to 2.7 million ounces of gold and its share of the additional estimated inferred mineral resource had increased from 0.5 to 0.6 million ounces of gold. Up to six drills are currently active in the area as the joint venture continues its efforts to expand and delineate the discovery.

•	Production at Golden Sunlight was 194% greater than in the prior year period with a commensurate decrease in unit cash cost due primarily to higher grade in the current period and the fact that mine feed was supplemented by lower grade stockpile material in the prior year period. Golden Sunlight will mine ore from the open pit until August of this year and is expected to source ore from the underground until December of this year which is the scheduled closure time for the mine and the mill. As a result of the extension of mining at Golden Sunlight to the end of the year, and the subsequent expectations of production in excess of the 143,000 ounces disclosed in the Corporation’s March 31, 2003 First Quarter Report, the mine’s cash and total cost per ounce forecast has been increased to $160 and $175 from $141 and $158, respectively.

•	On April 15, 2003, Placer Dome announced the initiation of the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces of gold per year by November 2004. Over the expected nine-year mine life, cash and total costs are forecast at $215 and $265 per ounce, respectively. The capital required to ramp up production is expected to total $80 million, including $41 million for underground development, $26 million to refurbish the existing mill and $14 million for surface work and initial operating costs. Placer Dome is negotiating alternative processing arrangements that, if completed, could eliminate or delay the mill expenditure.

•	In June 2003, Placer Dome approved the development of Stage 7 of Bald Mountain’s Top Pit. Mining at Bald Mountain, which was previously scheduled to cease in July 2003, is now expected to continue until the first quarter of 2007 with the heap leach pads expected to produce gold until 2009. Pre-stripping of Top Pit Stage 7 started in June 2003 with production scheduled to commence in 2004. Stage 7 adds 400,000 incremental ounces to the mine’s production profile with total future production now estimated at approximately 600,000 ounces at estimated cash and total cost per ounce of $192 and $239, respectively. Capital costs, primarily overburden removal, for Top Pit Stage 7 are estimated at $36 million. Production at Bald Mountain was 49% less than in the prior year period with a commensurate increase in cash costs due primarily to anticipated lower grade in the current period due to the processing of stockpiled ore. The mine’s updated forecast for 2003 calls for a decrease in production of 4,000 ounces from that previously disclosed in the Corporation’s March 31, 2003 First Quarter Report to 93,000 ounces and increased cash and total cost per ounce of $202 and $268 from $172 and $225, respectively.

Australia and Papua New Guinea

•	During the second quarter of 2003, the Australian dollar continued to strengthen against the United States dollar. Placer Dome’s Australian and Papua New Guinean operations also continued to experience higher fuel costs. Primarily as a result of these items, certain of the mines have updated their forecasts for 2003 cash and total costs from those previously disclosed in the Corporation’s March 31, 2003 First Quarter Report.

•	At the Porgera Mine, Placer Dome’s share of production in the second quarter of 2003 was 69% above 2002 levels primarily due to an additional 25% ownership interest resulting from the AurionGold acquisition in the fourth quarter of 2002. Cash cost per ounce was $304 or 21% greater than the prior period, due to rescheduling of major maintenance activities into the quarter, the strengthening Australian dollar, a brief drought period and increased fuel costs. The joint venture’s updated forecast for 2003 calls for cash and total cost per ounce of $255 and $300 increased from $239 and $296, respectively.

•	At the Granny Smith Mine, Placer Dome’s share of production for second quarter was 26% below that of the prior year period as a result of lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low grade ore to supplement mill feed partially offset by the ownership of an additional 40% for the entire quarter. Cash cost per ounce was $212 or a 98% increase over the prior year period due to the lower gold production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Total cost per ounce also increased due to the higher depreciation associated with the fair value allocation of the 40% interest from the AurionGold acquisition.

•	Production from Kalgoorlie West during the second quarter of 2003 was 111,471 ounces at cash and total cost per ounce of $243 and $342, respectively. Production was 28% above that achieved in the first quarter of 2003 primarily due to higher grade as a result of changes in mining sequences. Cash costs per ounce were above planned levels primarily due to additional costs associated with processing stockpiled ore and the strengthening Australian dollar against the U.S. dollar partially offset by increased production levels. Total cost per ounce includes depreciation associated with the fair value allocation from the AurionGold acquisition.

•	At the Kanowna Belle Mine, production for the second quarter was slightly above plan at 65,051 ounces. Cash cost per ounce of $220 was higher than planned for the period due to backfill costs, more extensive development work, higher fuel costs, additional costs associated with increased mining and mill maintenance and the appreciation of the Australian dollar against the U.S. dollar. Total cost per ounce includes depreciation associated with the fair value allocation from the AurionGold acquisition. The mine’s updated forecast for 2003 calls for cash and total cost per ounce of approximately $200 and $300 increased from $172 and $285, respectively.

•	At the Osborne Mine, copper and gold production in the second quarter of 2003 were 25.1 million pounds and 9,101 ounces, a decrease of 5% and 15%, respectively, from the prior year period primarily due to planned lower grades. Cash and total cost per pound (Osborne produces copper concentrate with gold as a by-product) were $0.53 and $0.65, respectively, 23% and 12% above prior period levels due to decreased production, higher fuel costs, the appreciation of the Australian dollar against the U.S. dollar and higher underground mining costs. The mine’s updated forecast for 2003 calls for cash and total cost per pound of $0.59 and $0.71 increased from $0.55 and $0.67, respectively.

South Africa

•	At the South Deep Mine, Placer Dome’s share of production for the second quarter of 2003 was 55,830 ounces, the highest quarterly total since Placer Dome entered the joint venture. This 28% increase over the prior year period was primarily due to higher grades. Unit cash and total production costs increased by 36% and 33%, respectively, due to a 35% appreciation in the rand relative to the U.S. dollar and higher energy costs partially offset by increased production. As a result of the continued strength of the South African rand, energy costs and operational issues, the joint venture’s updated forecast for 2003 calls for cash and total cost per ounce of $262 and $302 increased from $250 and $285, respectively, as disclosed in the Corporation’s March 31, 2003 First Quarter Report.

•	Work continued on the development of the South Deep Twin Shaft project with completion and commissioning of the main shaft scheduled for late 2003, with full operation by 2004 and the vent shaft commissioning scheduled for the first quarter of 2004.

•	On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. Placer Dome submitted its formal response to the government and also participated in joint submissions from industry associations. If approved, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production from the South Deep mine. The royalties would be payable commencing when the existing old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within 5 years of the proclamation.

Chile

•	At the Zaldívar Mine, copper production for the second quarter of 2003 was 82.8 million pounds, in line with the prior year period. Cash and total costs per pound during the period were $0.55 and $0.70, an increase of 17% and 11%, respectively, due to higher energy and acid costs and unplanned maintenance costs. As a result of cost experience to date and with the expectation that acid costs will remain high, the mine’s updated forecast for 2003 calls for cash and total cost per pound of $0.52 and $0.66 increased from $0.48 and $0.63, respectively, as disclosed in the Corporation’s March 31, 2003 First Quarter Report.

3. Other Income and Expenses

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $91 million and $50 million in the first six months and second quarter of 2003, respectively, an increase of $35 million and $18 million from the prior comparative periods. The $15 million and $8 million respective increases in exploration were due to additional mine site exploration primarily at Kanowna Belle, Kalgoorlie West, Cortez and Musselwhite. The $14 million and $7 million respective increases in resource development, technology and other were due to amortization of the fair value allocated to undeveloped mineral interests acquired with AurionGold in excess of the estimated residual value of the interests and expenditures on the Pueblo Viejo feasibility study, Donlin Creek and Placer Dome’s enterprise-wide business process improvements initiative. The increase in general and administration costs was primarily due to costs associated with the integration of the AurionGold operations and the weakening of the U.S. dollar.

Pre-tax non-hedge derivative gains in the first six months and second quarter of 2003 were $77 million and $29 million, respectively (2002 — gains of $13 million and $10 million). Included in these amounts are net unrealized non-cash gains of $75 million and $26 million for the first six months and second quarter, respectively (2002 – gains of $17 million and $11 million) primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The positive impact in the periods primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

Investment and other business income in the first six months and second quarter of 2003 were $28 million and $10 million, respectively, compared with $21 million and $14 million in the comparative prior year periods. These increase in the six month period was due to non-cash foreign exchange gains, the receipt, in the first quarter of 2003, of a payment of damages awarded by the High Court of Australia in a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property in the first quarter of 2003 partially offset by a loss of $5 million on the redemption of $185 million of Preferred Securities in the second quarter of the year due to the write-off of remaining unamortized issue costs. The decrease in the second quarter is due to the above mentioned redemption loss in 2003 and gains on the sale of various assets in 2002.

Interest and financing expenses were $33 million and $15 million in the first six months and second quarter of 2003, respectively (2002 — $32 million and $16 million). The increase in the six month period relates to the debt acquired with AurionGold which was repaid in late January 2003 and interest on the March, 2003 private placement of $200 million of 6.375% 30 year debentures partially offset by savings due to the redemption of $185 million of Preferred Securities and the repayment of $200 million of unsecured bonds in the second quarter of 2003. The decrease in the second quarter of 2003 relates to the redemption and repayment of debt in the period partially offset by the debentures issued in March.

Income and resource tax recoveries during the quarter and six months ended July 2003 were largely due to the recognition of a $39 million non-cash asset for previously unrecorded tax benefits related to Placer Dome’s United States operations, an amount that is estimated more than likely than not to be realized beyond 2003. This reflects a more positive outlook for the United States operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain Mine. After taking the above adjustment into account, at June 30, 2003 Placer Dome has a deferred tax asset of $149 million for loss and tax credit carry forward amounts relating to its United States operations against which a $110 million valuation allowance has been recorded. In accordance with the provisions of Statement of Accounting Standards No. 109 “Accounting for Income Taxes” Placer Dome will not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

The first half 2003 net earnings include the effect of the adoption of a new standard (SFAS 143 ‘Accounting for Asset Retirement Obligations’ ) relating to accounting for post mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(a) to the financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis by $23 million and $17 million, respectively. It is expected that the application of this new standard will increase the volatility of mine operating earnings. Net earnings for the first six months of 2002 include a non-cash charge of $8 million (pre and after tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

4. Financial Condition, Liquidity and Capital Resources

Cash flow from operations in the first six months and second quarter of 2003 were $143 million and $58 million, respectively, decreases of $28 million and $18 million from the corresponding periods in 2002. The decreases of 16% and 24% primarily reflect an increase in cash tax payments, cash operating costs, deferred stripping expenditures, non mine operating costs (including exploration and resource, technology development and other) and investment in non-cash working capital assets.

Expenditures on property, plant and equipment in the first six months and second quarter of 2003 amounted to $93 million and $54 million, respectively, increases of $27 million and $14 million compared with corresponding prior year periods. The expenditures for the six months included outlays of $29 million for the main shaft and underground development at the South Deep Mine (2002 — $23 million), $17 million for processing enhancements and development at Zaldivar (2002 — $2 million), $8 for DC Zone development and other items at Campbell and a total of $22 million relating to development and equipment enhancement at the Henty, Kalgoorlie West and Kanowna Belle properties.

Consolidated current and long-term debt balances at June 30, 2003, were $623 million, compared with $947 million at December 31, 2002. Financing activities in the second quarter of 2003 included the redemption of $185 million of 8.625% Preferred Securities and the repayment of $200 million of 7.125% unsecured bonds. Additional financing activities in the first half of 2003 included the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30 year debentures raised through a private placement, both in the first quarter of the year. Long-term debt and capital lease repayments in the first six months and second quarter of 2002 were $34 million and $1 million, respectively. There were $21 million of dividend payments in the first half and second quarter of 2003, respectively (2002 — $16 million and nil).

On June 30, 2003, consolidated cash and short-term investments amounted to $246 million, a decrease of $298 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $238 million was held by the Corporation and its wholly owned subsidiaries and $8 million by other subsidiaries. Subsequent to June 30, 2003, a portion of the cash and short term investments were used in the East African Gold acquisition with the majority of the purchase price initially being financed by short term borrowings. At June 30, 2003, prior to the East African Gold transaction, Placer Dome also had approximately $700 million of undrawn bank lines of credit available.

5. Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. See note 9 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

During the first half and second quarter of 2003, Placer Dome reduced the maximum committed ounces under its hedge program by 1.8 million and 0.7 million ounces, respectively. Committed ounces were reduced during the first six months of 2003 by delivering into hedge contracts, through conversion of existing forward sales to put options (by purchasing offsetting call options), and through early delivery of forward sales. Looking forward, Placer Dome expects to reduce its maximum committed ounces, excluding those acquired in the East African Gold transaction, to below 10 million by December 31, 2003. Excluding the acquired ounces, this would represent a cumulative decrease in maximum committed ounces of more than 20% for the year.

In order to simplify and remove some of the foreign exchange exposure associated with the Australian dollar from the acquired AurionGold precious metals hedge book, in the second quarter of 2003, Placer Dome restructured various Australian dollar denominated gold instruments.

At the end of the first half of 2003, Placer Dome has committed a maximum of 10.8 million ounces of gold under its precious metal sales program, or approximately 20% of reported December 31, 2002 reserves, at an average expected realized price of approximately $393 per ounce for delivery over a period of 13 years. On June 30, 2003, based on spot prices of $346 per ounce for gold, $4.51 per ounce for silver and an AUD / USD exchange rate of $1.5008, the positive mark-to-market value of Placer Dome’s precious metals sales program was approximately $223 million, an increase of $323 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an AUD / USD exchange rate of $1.7649). The amount reflects the value that could have been received from counterparties if the contracts were closed out at June 30, 2003 under prevailing market conditions without allowance for market illiquidity.

The net unrealized mark-to-market value of positive $362 million reflects the income statement effect that Placer Dome could have realized had it closed out its contracts at June 30, 2003. This amount is the positive mark-to-market balance of $223 million plus the remaining amount of the deferred commodity derivative provision of $139 million recorded on Placer Dome’s balance sheet at June 30, 2003 primarily related to the fair value of the AurionGold precious metal hedge book on the date that Placer Dome acquired control of AurionGold.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The period-over-period change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$

Mark-to-market value at December 31, 2002	(100)
Value realized	(14)
Change in spot price	(35)
Change in the AUD / USD exchange rate	270
Accrued contango	78
Change in volatility, rates	24

Mark-to-market value at June 30, 2003	223
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold precious metal hedge book remaining from the
acquisition by Placer Dome	139

Net unrealized mark-to-market value at June 30, 2003	362

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on June 30, 2003, the profit would have been approximately $1 million (based on a spot copper price of $0.749 per pound) and $20 million (based on foreign exchange rates of CAD/USD – 1.3553; AUD/USD – 1.5008), respectively. During the second quarter of 2003, $128 million of Australian dollar currency contracts were classified as cash flow hedges under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’.

6. Strategic Update

Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets and thereby achieve long-term growth in cash flow and earnings per share. Placer Dome has a clear strategy with measurable objectives and deliverables that has three components:

1)	Optimizing the performance and value of existing assets through productivity improvements, cost cutting and mine site exploration programs which add value by extending the mine life;

2)	Investing in new high quality assets through exploration, project development and acquisition. For instance, Placer Dome has rights or ownership interests in three large undeveloped gold deposits (Pueblo Viejo, Aldebaran and Donlin Creek) as well as attractive investment opportunities from exploration projects in and around existing operations and new greenfields projects.; and

3)	Improving the business through innovation to lower costs and provide a competitive advantage —technically, environmentally and socially.

To date in 2003, Placer Dome has continued to advance these three components of its strategic plan as evidenced by the following:

•	The Cortez joint venture has discovered a major new mineralized zone at Cortez Hills. The Corporation’s share of the estimated measured and indicated mineral resource is 2.7 million ounces of gold and its share of the additional estimated inferred mineral resource is 0.6 million ounces of gold. Up to six drills are currently active in the area as the joint venture continues its efforts to expand and delineate the discovery;

•	In June 2003, Placer Dome approved the development of Stage 7 of Bald Mountain’s Top Pit. Stage 7 adds 400,000 incremental ounces to the mine’s production profile with total future production now estimated at approximately 600,000 ounces at estimated cash and total cost per ounce of $192 and $239, respectively;

•	On April 15, 2003, Placer Dome announced the initiation of the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces of gold per year by November 2004. Over the current nine-year mine life, cash and total costs are forecast at $215 and $265 per ounce, respectively;

•	During the first half of 2003, work continued on the development of the South Deep Twin Shaft project with completion and commissioning of the main shaft scheduled for late 2003, with full operation by 2004 and the vent shaft commissioning scheduled for the first quarter of 2004;

•	On July 23, 2003, Placer Dome announced that it had completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited (“East African Gold”) for approximately $255 million. The acquisition provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania which, based on current mineral reserves of 2.94 million ounces, East African Gold has forecast to produce approximately 220,000 ounces per year at cash costs of $200 per ounce as well as an extensive land package in the area;

•	During the first six months of 2003, the integration of the operations acquired in the AurionGold transaction continued. To date, $30 million of synergistic benefits have been identified for 2003 with $25 million of this expected to be realized in future years on an annual basis;

•	On April 14, 2003, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the Congress of the Dominican Republic. During 2003, Placer Dome continued its feasibility study on the Pueblo Viejo gold deposit;

•	In February, 2003, Placer Dome exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. On April 9, 2003, Placer Dome announced an increase in measured and indicated mineral resources for the project (100%) from 6.9 million to 11.1 million ounces and an increase in inferred mineral resources (100%) from 6 million to 14.3 million ounces. The emphasis for the remainder of this year will be to develop plans to address the project’s infrastructure needs as part of the pre-feasibility study currently underway;

•	Cortez Mine continues to evaluate two new, but competing processes for treating carbonaceous, preg-robbing ore from the Pipeline deposit. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. For the latter, encouraging results from pilot-scale cribs prompted a demonstration-scale trial, which is in progress. Continued good results from the research and development project would trigger a full feasibility study and detailed engineering later in 2003. This could lead to commercial implementation in 2004. If successful, either process would reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves;

•	The first quarry trials of Placer Dome’s novel “surgical” mining machine, recently re-named GARTH (formerly the “MiniMole”), were successfully completed in February, 2003. This is a versatile machine intended to improve safety by removing miners from active rock faces underground, while drastically reducing the amount of development and dilution, compared with conventional mining methods. Following its initial trials and a detailed review, the prototype has undergone modifications which are virtually complete and a second round of quarry trials is scheduled to begin in August, 2003. If successful, these trials will provide vital information and training opportunities that will dovetail with preparations for the first underground test planned for year end at the Campbell Mine; and

•	As part of its previously announced enterprise-wide business process improvements initiative, Placer Dome has entered into strategic sourcing agreements for tires and cyanide that will result in estimated total savings of $11 million over the next three years and it is actively pursuing potential opportunities for savings in other consumables.

As a result of its strategic initiatives, Placer Dome’s longer-term expectation is to remain a major global gold miner with a high quality, geographically balanced portfolio; benefiting from strong sustainability programs. The technology focus will advance, protect and implement new technologies that improve operating performance at all sites and are protected as intellectual property. Through implementation of business process redesign it will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy.

Placer Dome’s strategic plan is expected to result in a low cost, high quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment grade credit ratings.

7. Outlook

Placer Dome’s share of gold and copper production in 2003, excluding the impact of the East African Gold acquisition, is forecast at approximately 3.5 million ounces and 400 million pounds. Primarily as a result of the strengthening of the Australian and Canadian dollars and the South African rand compared to the United States dollar and increasing energy prices, Placer Dome’s share of cash and total production costs per ounce of gold is now forecast to increase to approximately $210 to $215 and $270 to $275 from $205 and $265, respectively, as disclosed in the Corporation’s March 31, 2003 First Quarter Report. Due to the strengthening Australian dollar compared to the United States dollar, rising fuel costs and acid costs and operational issues, Placer Dome’s share of cash and total production costs per pound of copper is now forecast to increase to approximately $0.53 and $0.68 from $0.49 and $0.64, respectively, as disclosed in the Corporation’s March 31, 2003 First Quarter Report.

Placer Dome’s share of capital expenditures in 2003 are anticipated to be approximately $245 million (excludes deferred stripping expenditures which are treated as operating for cash flow purposes), including $56 million at South Deep for the shaft and underground development, $35 million towards the start-up of Turquoise Ridge, $31 million at Zaldivar for processing enhancements, mine development and equipment and $26 million at Porgera for mine development. Exploration expenditures in 2003 will be approximately $75 million with $50 million allocated to mine sites, an increase of $15 million over the $60 million disclosed in the Corporation’s First Quarter Interim Report due to increases at Kalgoorlie West, Cortez Hills and the recently acquired North Mara mine. Placer Dome also plans to spend approximately $50 million on resource development, technology and related activities in 2003.

8. Canadian GAAP

Commencing in the second quarter of 2003, as a result of obtaining an exemption under new Canadian securities regulations, the Corporation has changed its Canadian GAAP disclosure in its interim reports. The Corporation now prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with United States GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management’s Discussion and Analysis focussing on these differences (see note 12 to the unaudited consolidated financial statements). Prior to this interim report, the Corporation prepared a Management’s Discussion and Analysis and interim financial statements in accordance with Canadian GAAP all of which were included in a note to the unaudited US GAAP consolidated financial statements.

9. Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with United States GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period, as follows:

	June 30
	Second Quarter		Six Months
	2003	2002	2003	2002
Cash from operations ($ millions)	58	76	143	171

Weighted average number of common shares	408.9	330.4	408.8	329.8
(millions)

Cash from operations per common share	$0.14	$0.23	$0.35	$0.52

Return on Net Assets

Return on Net Assets in this document is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity. In addition to its use as a measure of corporate performance, Return on Net Assets is also used by Placer Dome as a measure of management performance.

	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $
Earnings before taxes and other items	39	52	139	120
Add: Equity in earnings of associates	1	-	3	1
Add: Long-term financing charges	15	16	32	32

	55	68	174	153

Average Net Assets	3,054	2,220	3,003	2,215

Return on Net Assets	1.8%	3.1%	5.8%	6.9%

Average Net Assets

	As At
	June 30, 2003 $	March 31, 2003 $	December 31, 2002 $	June 30, 2002 $	March 31, 2002 $	December 31, 2001 $
Shareholders equity	2,276	2,201	2,159	1,437	1,385	1,343
Add Long term debt and capital	621	621	607	605	806	807
leases
Add Current portion of long term	2	387	340	203	3	35
debt and capital leases

Net assets	2,899	3,209	3,106	2,245	2,194	2,185

Average net assets for the six months	3,003	-	-	2,215	-	-

Average net assets for the three	3,054	-	-	2,220	-	-
months

Unit cost

A reconciliation of cost per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and cost per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

(in millions of dollars except production and unit costs) (i)

	Six Months
	2003				2002
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	510	139	-	-	317	88	-	-
Copper	(108)	(29)	108	29	(87)	(31)	87	31
Corporate (ii)	-	(11)			(3)	(2)

Related to precious metals	402	99	108	29	227	55	87	31
Add La Coipa	15	5	-	-	15	6	-	-
Deduct minority interest	(4)	-	-	-	(3)	-	-	-
By-product	(3)	-	(6)	-	(2)	-	(6)	-
Reclamation	(7)	7	(1)	1	(5)	5	(1)	1
Inventories	(12)	(3)	-	1	3	(2)	4	1
Other (iii)	(3)	(3)	10	(2)	(7)	5	9	-

	388	105	111	29	228	69	93	33

Production reported (i)	1,808	1,808	209,211	209,211	1,336	1,336	214,804	214,804
Less Osborne gold ozs.	(16)	(16)	-	-	(19)	(19)	-	-
Add La Coipa gold	26	26	-	-	27	27	-	-
equivalents ozs.

Production base for calculation	1,818	1,818	209,211	209,211	1,344	1,344	214,804	214,804

Unit costs (i)	213	58	0.53	0.14	170	51	0.43	0.16

	Second Quarter
	2003				2002
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	265	68	-	-	162	38	-	-
Copper	(55)	(15)	55	15	(44)	(14)	44	14
Corporate (ii)	(2)	(6)	-	-	(2)	(1)

Related to precious metals	208	47	55	15	116	23	44	14
Add La Coipa	8	2	-	-	8	3	-	-
Deduct minority interest	(2)	-	-	-	(2)	-	-	-
By-product	(1)	-	(3)	-	(2)	-	(3)	-
Reclamation	(4)	4	(1)	1	(2)	2	(1)	1
Inventories	(4)	(2)	3	1	2	(2)	4	2
Other (iii)	(3)	5	4	(2)	(2)	4	5	1

	202	56	58	15	118	30	49	18

Production reported (i)	905	905	107,973	107,973	670	670	108,323	108,323
Less Osborne gold ozs.	(9)	(9)	-	-	(11)	(11)	-	-
Add La Coipa gold	15	15	-	-	12	12	-	-
equivalents ozs.

Production base for calculation	911	911	107,973	107,973	671	671	108,323	108,323

Unit costs (i)	222	61	0.54	0.15	175	44	0.46	0.15

(i)	Gold production is in thousands of ounces and unit costs for gold are in $/oz. Copper production is in 000‘s of lbs., and unit costs for copper are in $/lb.

(ii)	Corporate depreciation includes the amortization of the tax gross ups (note 3(a) to the unaudited consolidated financial statements).

(iii)	Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(millions of United States dollars, except share and per share amounts, U.S. GAAP)
(unaudited)

	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $
Sales (note 4)	398	276	807	579
Cost of sales	265	162	510	317
Depreciation and amortization	68	38	139	88

Mine operating earnings (note 4(b))	65	76	158	174

General and administrative	13	10	25	19
Exploration	20	12	34	19
Resource development, technology and other	17	10	32	18

Operating earnings	15	44	67	118

Non-hedge derivative gains	29	10	77	13
Investment and other business income	10	14	28	21
Interest and financing expense	(15)	(16)	(33)	(32)

Earnings before taxes and other items	39	52	139	120

Income and resource tax recovery (provision) (note 7)	25	(9)	4	(32)
Equity in earnings of associates	1	-	3	1
Minority interests	1	1	1	-

Net earning before the cumulative effect of
changes in accounting policies	66	44	147	89

Changes in accounting policies (note 2)	-	-	(17)	(8)

Net earnings	66	44	130	81

Comprehensive income	72	47	136	86

Per common share
Net earnings (and diluted net earnings)
before the cumulative effect of changes in
accounting policies	0.16	0.13	0.36	0.27
Net earnings	0.16	0.13	0.32	0.25
Diluted net earnings	0.16	0.13	0.32	0.24
Dividends	-	-	0.05	0.05

Weighted average number of common shares (millions)
Basic	408.9	330.4	408.8	329.8
Diluted	408.9	332.7	408.8	332.1

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)
(unaudited)

	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $
Operating activities
Net earnings	66	44	130	81
Add (deduct) non cash items
Depreciation and depletion	68	38	139	88
Amortization of stripping (note2(b))	15	9	30	18
Deferred stripping (note 2(c))	(15)	(7)	(33)	(12)
Unrealized gains on derivatives	(26)	(11)	(75)	(17)
Deferred reclamation	14	3	17	6
Deferred income and resource taxes	(60)	(11)	(57)	12
Changes in accounting policies (note 2)	-	-	17	8
Other items, net	8	2	7	5
Change in non-cash operating working capital	(12)	9	(32)	(18)

Cash from operations	58	76	143	171

Investing activities
Property, plant and equipment (note 2(c))	(54)	(40)	(93)	(66)
Short-term investments	(1)	-	(2)	-
Disposition of assets	1	3	3	6
Other, net	(2)	1	(1)	-

	(56)	(36)	(93)	(60)

Financing activities
Short-term debt	1	(3)	1	(2)
Long-term debt and capital leases
Borrowings (note 8)	-	-	196	-
Repayments (note 8)	(387)	(1)	(526)	(34)
Common shares issued	1	11	2	23
Redemption of minority interest	(1)	(5)	(1)	(5)
Dividends paid
Common shares	(21)	-	(21)	(16)
Minority interest	(1)	(1)	(1)	(1)

	(408)	1	(350)	(35)

Increase in cash and cash equivalents	(406)	41	(300)	76

Cash and cash equivalents
Beginning of period	643	468	537	433

End of period	237	509	237	509

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
(unaudited)

ASSETS

	June 30 2003 $	December 31 2002 $

Current assets
Cash and cash equivalents	237	537
Short-term investments	9	7
Accounts receivable	99	99
Income and resource tax assets	25	10
Inventories (note 5)	208	202

	578	855

Investments	47	53
Goodwill	200	200
Other assets (note 6)	159	154
Deferred commodity and currency sales contract and	47	-
derivatives
Income and resource tax assets	50	28
Deferred stripping	126	121
Purchased undeveloped mineral interests	237	244
Property, plant and equipment
Cost	4,319	4,224
Accumulated depreciation and amortization	(2,026)	(1,894)

	2,293	2,330

	3,737	3,985

LIABILITIES AND SHAREHOLDERS’ EQUITY

	June 30 2003 $	December 31 2002 $

Current liabilities
Accounts payable and accrued liabilities	199	194
Income and resource taxes liabilities	21	37
Current portion of long-term debt and capital
leases	2	340
Short-term debt	1	-

	223	571

Long-term debt and capital leases (note 8)	621	607
Reclamation and post closure obligations	234	179
Income and resource tax liabilities	161	195
Deferred commodity and currency sales contracts and
derivatives	151	212
Deferred credits and other liabilities	71	62
Commitments and contingencies (notes 9, 10)
Shareholders' equity	2,276	2,159

	3,737	3,985

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of United States dollars, except share amounts, U.S. GAAP)
(unaudited)

	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $

Common shares, beginning of period	1,993	1,271	1,992	1,259
Exercise of options	1	11	2	23

Common shares (i), end of period (note 11)	1,994	1,282	1,994	1,282

Unrealized gain on securities, beginning of period	4	3	6	1
Holding gains	1	2	(1)	4

Unrealized gain on securities, end of period	5	5	5	5

Unrealized hedging, beginning of period	6	1	4	1
Holding gains	6	1	8	1

Unrealized hedging, end of period	12	2	12	2

Minimum pension liability, beginning of period	(10)	-	(10)	-
Unrealized change	(1)	-	(1)	-

Minimum pension liability, end of period	(11)	-	(11)	-

Cumulative translation adjustment	(50)	(50)	(50)	(50)

Accumulated other comprehensive income	(44)	(43)	(44)	(43)

Contributed surplus, opening	57	58	60	57
Stock-based compensation	2	-	(1)	1

Contributed surplus, closing	59	58	59	58

Retained earnings, beginning of period	201	96	157	75
Net earnings	66	44	130	81
Common share dividends	-	-	(20)	(16)

Retained earnings, end of period	267	140	267	140

Shareholders' equity	2,276	1,437	2,276	1,437

(i)	Preferred shares – unlimited shares authorized, no par value, none issued.
Common shares – unlimited shares authorized, no par value, issued and outstanding at June 30, 2003 – 408,948,276 shares (December 31, 2002-408,741,574 shares).

(see accompanying notes to consolidated financial statements)

PLACER DOME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1.	The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. For further information, see the Corporation’s consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2002.

The Corporation also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with United States GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management’s Discussion and Analysis focussing on these differences (see note 12). The consolidated net earnings under Canadian GAAP were $116 million and $83 million for the six months ended June 2003 and 2002, respectively, and $49 million and $36 million for the second quarter of 2003 and 2002, respectively.

Certain amounts for 2002 have been reclassified to conform with current year’s presentation.

2.	Changes in Accounting Policies

(a)	On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(b)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001, was a non-cash reduction in pre and after tax earnings of $8 million ($0.02 per share). The effect of the change in the six and three months ended June 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change by $4 million ($0.01 per share) and $2 million (nil per share), respectively. The above items combined to result in a non-cash decrease in net earnings of $4 million and an increase of $2 million in the first half and second quarter of 2002, respectively.

(c)	During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from an investing activity to an operating activity. For the six and three month period ended June 30, 2002, $33 million and $15 million, respectively were reclassified.

3.	Business Acquisition and Joint Venture

(a)	In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of Australian gold producer AurionGold Limited (“AurionGold”). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition was accounted for using the purchase method, whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The overall purchase price allocation is preliminary and will be finalized following the completion of an independent appraisal expected to be available during the second half of 2003. The final allocations may differ materially from the preliminary allocations presented below. The following reflects the preliminary purchase allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09

Fair value of Placer Dome common stock issued	709
Plus - Cash consideration	63
Plus - Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785
Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	50
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	45
Less-Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	55
Mineral properties and mine development	481
Mine plant and equipment	155
Purchased undeveloped mineral interests	244
Deferred tax asset	65
Other long-term assets	12

Residual purchase price allocated to goodwill	200

As part of the purchase of AurionGold, Placer Dome acquired undeveloped mineral interests valued at $244 million. These undeveloped mineral interest assets, net of residual values, are being amortized on a straight-line basis over their estimated useful lives.

In addition to the asset allocations noted above, an additional $197 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b)	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

4.	Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a)	Product segments

	Sales by metal segment
	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $

Gold	324	210	654	440
Copper	73	64	150	137
Other	1	2	3	2

	398	276	807	579

(b)	Segment sales revenue and mine operating earnings (loss)

	Sales revenue by mine
	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $

Canada
Campbell	15	13	33	28
Dome(i)	-	20	-	37
Porcupine(i)	23	-	42	-
Musselwhite	14	8	26	19

	52	41	101	84

United States
Bald Mountain	8	12	20	22
Cortez	51	53	117	103
Turquoise Ridge(ii)	5	3	5	10
Golden Sunlight	20	6	42	13

	84	74	184	148

Papua New Guinea
Misima	11	13	23	24
Porgera(iv)	50	27	101	54

	61	40	124	78

Australia
Henty(iii)	8	-	14	-
Granny Smith(iv)	21	26	48	47
Kalgoorlie West(iii)	38	-	71	-
Kanowna Belle(iii)	22	-	52	-
Osborne	11	18	31	35

	100	44	216	82

Chile
Zaldivar	63	50	124	108

South Africa
South Deep	22	14	36	26

Metal hedging revenue realized	16	13	22	53

	398	276	807	579

	Mine operating earnings (loss)
	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $

Canada
Campbell	3	3	7	5
Dome(i)	-	(1)	-	(2)
Porcupine(i)	5	-	7	-
Musselwhite	-	(1)	-	-

	8	1	14	3

United States
Bald Mountain	1	6	3	8
Cortez	25	25	61	47
Turquoise Ridge(ii)	1	-	1	-
Golden Sunlight	11	(3)	23	(3)

	38	28	88	52

Papua New Guinea
Misima	2	5	4	8
Porgera(iv)	-	3	11	5

	2	8	15	13

Australia
Henty(iii)	1	-	1	-
Granny Smith(iv)	3	14	8	25
Kalgoorlie West(iii)	(1)	-	(5)	-
Kanowna Belle(iii)	1	-	5	-
Osborne	-	2	1	5

	4	16	10	30

Chile
Zaldivar	5	8	17	21

South Africa
South Deep	1	4	3	7

Metal hedging revenue realized	16	13	22	53
Other	(9)	(2)	(11)	(5)

	65	76	158	174

(i)	Results include 100% of Dome Mine’s operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 (see note 3(b)).

(ii)	Results from Turquoise Ridge relate to third party ore sales.

(iii)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(a)).

(iv)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(a)).

5.	Inventories comprise the following:

	June 30 2003 $	December 31 2002 $

Metal in circuit	89	87
Ore stockpiles	78	69
Materials and supplies	73	63
Product inventories	28	38

	268	257
Long-term portion of ore stockpiles	(60)	(55)

Inventories	208	202

6.	Other assets consist of the following:

	June 30 2003 $	December 31 2002 $

Sale agreement receivable (i)	76	72
Ore stockpiles (note 5)	78	69
Other	32	36

	186	177
Current portion of other assets	(27)	(23)

	159	154

(i)	In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.
7.	Income and Resource Taxes

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its United States operations. At that time a full valuation allowance had been set up against the asset. During the first two quarters of 2003, Placer Dome utilized $16 million of this deferred tax asset. As of June 30, 2003, Placer Dome determined that, due to a more positive outlook for its United States operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain Mine, only $110 million of this valuation allowance was required. Pursuant to this, a non-cash credit of $39 million to Income and resource tax recovery (provision) was recorded in the income statement during the second quarter of 2003, an amount that is estimated more than likely than not to be realized beyond 2003. After taking the above adjustment into account, at June 30, 2003 Placer Dome has a deferred tax asset of $149 million for loss and tax credit carry forward amounts relating to its United States operations against which a $110 million valuation allowance has been recorded. In accordance with the provisions of Statement of Accounting Standards No. 109 “Accounting for Income Taxes” Placer Dome will not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

8.	Long-Term Debt

Consolidated long-term debt and capital leases comprise the following:

	June 30	December 31
	2003 $	2002 $

Placer Dome Inc.
Bonds, unsecured
May 15, 2003 at 7.125% per annum (i)	-	200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum (i)	200	-
Preferred Securities, unsecured
Series A, December 31, 2045 at 8.625% per annum (i)	-	185
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium - term notes, unsecured	140	140
AurionGold Limited, unsecured (i)	-	137
Capital leases	6	8

	623	947
Current portion	(2)	(340)

	621	607

(i)	On January 31, 2003, Placer Dome repaid, from cash, $137 million of debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375% and are not convertible.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation’s outstanding $185 million 8.625% Series A Preferred Securities.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

9.	Consolidated Metals Sales and Currency Programs

At June 30, 2003, based on the spot prices of $346 per ounce for gold, $4.51per ounce for silver and $0.749 per pound for copper and an AUD / USD exchange rate of $1.5008, the mark-to-market values of Placer Dome’s precious metals and copper sales programs were approximately $223 million and $1 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on June 30, 2003, the profit would have been approximately $20 million (based on foreign exchanges rates of C$/US$1.3553 and A$/US$1.5008), all of which has been recognized through earnings or other comprehensive income.

At June 30, 2003, Placer Dome’s consolidated metals sales program consists of:

	2003	2004	2005	2006	2007	2008	2009+	Total

Gold (000's ounces):

Forward contracts (i)
Fixed contracts
Amount	95	262	622	582	515	443	387	2,906
Average price ($/oz.)	339	338	334	335	385	375	401	359
Fixed interest floating lease rate
Amount	-	-	-	50	313	449	1,785	2,597
Average price ($/oz.)	-	-	-	333	423	427	489	467
A $ denominated forward contracts
Amount	154	419	440	467	403	193	170	2,246
Average price ($/oz.)	360	359	376	383	394	409	426	383

Total
Forward contracts	249	681	1,062	1,099	1,231	1,085	2,342	7,749

Call options sold and cap Agreements
(ii)
Amount	41	523	230	180	100	200	-	1,274
Average price ($/oz.)	358	338	365	359	367	392	-	357
A $ denominated contracts
Amount	51	85	143	50	20	20	10	379
Average price ($/oz.)	354	345	360	381	420	434	461	368

Total
Call option sold and cap agreements	92	608	373	230	120	220	10	1,653

Total
Firm committed ounces (iii)	341	1,289	1,435	1,329	1,351	1,305	2,352	9,402

Contingent call options sold (iv)
Knock-in (up and in)
Amount	29	105	149	89	28	-	70	470
Average price ($/oz.)	342	351	346	348	374	-	366	352
Average barrier level ($/oz.)	370	377	376	386	425	-	366	379
Knock out (down and out)
Amount	30	35	113	167	72	115	427	959
Average price ($/oz.)	356	360	375	388	380	417	400	393
Average barrier level ($/oz.)	320	314	311	316	331	326	322	320

Total
Maximum committed ounces (v)	400	1,429	1,697	1,585	1,451	1,420	2,849	10,831

Contingent call options purchased (vi)
Knock-in (down and in)
Amount	21	31	41	87	73	48	42	343
Average price ($/oz.)	337	344	362	362	363	366	416	366
Average barrier level ($/oz.)	329	332	336	337	331	333	335	334
Knock out (up and out)
Amount	70	228	222	177	118	37	-	852
Average price ($/oz.)	347	352	363	381	390	398	-	368
Average barrier level ($/oz.)	376	383	390	406	406	416	-	394

Total
Minimum committed ounces (vii)	250	1,030	1,172	1,065	1,160	1,220	2,310	8,207

Put options purchased (viii)
Amount	672	1,511	447	462	237	134	241	3,704
Average price ($/oz.)	382	351	439	429	454	418	408	390

Put options sold (ix)
Amount	423	320	80	80	-	-	-	903
Average price ($/oz.)	270	265	250	250	-	-	-	265

2003

Silver (000's ounces):

Call options sold (ii)
Amount	600
Average price ($/oz.)	5.50

Total committed amount	600

Put options purchased (viii)
Amount	600
Average price ($/oz.)	4.90

Copper (millions of pounds):

Fixed forward contracts (i)
Amount	20.9
Average price ($/lb.)	0.769
Call options sold (ii)
Amount	44.6
Average price ($/lb.)	0.819

Total committed amount	65.6

Put options purchased (viii)
Amount	21.5
Average price ($/lb.)	0.758

Put options sold (iv)
Amount	19.8
Average price ($/lb.)	0.703

(i)	Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts — a sales contract, denominated in US dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a sales contract, denominated in US dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	A$ denominated forward contracts – a sales contract denominated in Australian dollars that has been converted to US dollars at an exchange rate of 1.5008. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (viii).

(ii)	Call options sold and cap agreements — Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to US dollars at an exchange rate of 1.5008.

(iii)	Firm Committed ounces –Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.5008. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of June 30, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces — Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Contingent call options purchased – Contingent call options purchased are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.5008. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of June 30, 2003, the positions disclosed as contingent call options purchased have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options purchased.

(vii)	Minimum committed ounces – Minimum committed ounces is the total of firm committed ounces less contingent call options purchased. This total represents the minimum committed ounces in each period, provided the contingent call options sold are extinguished or not activated and the contingent call options purchased are activated.

(viii)	Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(ix)	Put options sold — Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At June 30, 2003, Placer Dome’s consolidated foreign currency program consists of:

	Maturity Period (to the year)	Quantity (millions of US$)	Average Price (per US$)

Canadian dollars
Fixed forward contracts	2003	$ 1	$ 1.5146
Put options sold	2003	$ 6	$ 1.5799
Total committed dollars		$ 7	$ 1.5708
Call options purchased	2003	$ 6	$ 1.5200
Australian dollars (i)
Fixed forward contracts	2007	$154	$ 1.8076
Put options sold	2007	$100	$ 1.5997
Total committed dollars		$254	$ 1.7259
Call options purchased	2007	$156	$ 1.4501

(i)	In addition to the items in the table, the Corporation has also entered into a short term US dollar purchase / Australian dollar sale of A$40 million at an exchange rate of $1.4981.

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

10.	Commitments and Contingencies

(a)	At June 30, 2003, Placer Dome has outstanding commitments aggregating approximately $50 million under capital expenditure programs.

(b)	Since July 1992, Placer Dome U.S. Inc. and Cortez Gold Mines (collectively, “PDUS”) have been involved in litigation in the U.S. District Court in Reno, Nevada, and in the U.S. Court of Appeals in San Francisco, California against ECM, Inc. (“ECM”) concerning claims by ECM arising from PDUS’ 1991 acquisition of a lease from ECM of the GAS mining claims on which the South Pipeline Deposit was discovered. Twice—once in 1996 and again in 2000 — the District Court entered judgments in favour of PDUS on all ECM’s claims for relief. On appeals brought by ECM, the Court of Appeals affirmed the judgments in substantial part and reversed in part. Both partial reversals resulted in remands of the case to the District Court. On the second such remand, PDUS in March 2002 moved for summary judgment on ECM’s remaining claims for relief. After briefing and oral argument, the District Court, on March 28, 2003, granted the motion in its entirety and entered a third judgment against ECM and for PDUS on all matters in controversy. On April 24, 2003, ECM filed a notice of appeal of this judgment to the Court of Appeals for the Ninth Circuit. The appeal is pending. Management believes, on balance, that it will be successful in this matter and, accordingly, no loss accrual has been made.

(c)	On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. Placer Dome submitted its formal response to the government and also participated in joint submissions from industry associations. If approved, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production from the South Deep mine. The royalties would be payable commencing when the existing old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within 5 years of the proclamation.

(d)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest will increase by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest will increase by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and expects the case to be heard in the fourth quarter of 2003. Despite the ruling at the Superior Court level, outside counsel’s view, on balance, is that Placer Dome should prevail on appeal. Should Placer Dome lose however, the total tax payable and interest would be approximately $71 million of which $17 million has been paid as noted above.

(e)	In addition to the above, reference is made to note 18 to the 2002 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management’s assessment of the risks.

11.	Common Shares

The Corporation follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation’s earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $

Earnings - as reported	66	44	130	81
Earnings - pro forma	63	42	124	76
Earnings per share - as reported	0.16	0.14	0.32	0.25
Earnings per share - pro forma	0.15	0.13	0.30	0.23

12.	Canadian GAAP

Commencing in the second quarter of 2003, as a result of obtaining an exemption under new Canadian securities regulations, the Corporation has changed its Canadian GAAP disclosure in its interim reports. The Corporation now prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with United States GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management’s Discussion and Analysis focussing on these differences. Prior to this report, the Corporation prepared a Management’s Discussion and Analysis and interim financial statements in accordance with Canadian GAAP all of which were included in a note to the unaudited consolidated financial statements.

(a)	Reconciliation from U.S. GAAP to Canadian GAAP

The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission (“U.S. GAAP”) which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”). The following is a reconciliation of the net earnings (loss) between the U.S. and the Canadian basis:

	June 30
	Second Quarter		Six Months
	2003 $	2002 $	2003 $	2002 $

Net earnings reported under USGAAP	66	44	130	81
Interest expense on preferred securities (i)	2	5	8	11
Unrealized non-hedge derivatives (ii)	(13)	(11)	(27)	(17)
Depreciation difference due to write-down	(3)	(5)	(6)	(8)
values for Osborne and Porgera (iii)
Change in accounting policies (iv)	-	-	17	8
Loss on redemption of preferred securities (i)	5	2	5	2
Other	(5)	-	(3)	-
Taxes	(3)	1	(8)	6

Net earnings reported under CGAAP	49	36	116	83

Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)	Preferred Securities of $77 million (December 31, 2002 — $262 million), under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains and losses are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

(ii)	Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP and those currency contracts acquired, which were set up at market value on the date of acquisition. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative impact recorded on the balance sheet under the U.S. basis is an asset of $45 million (December 31, 2002, liability of $42 million) and under the Canadian basis is a liability of $11 million (December 31, 2002 – liability of $60 million).

(iii)	Prior to 2003, under the U.S. basis, impairment provisions on long-lived assets was calculated on a fair value basis whereas under the Canadian basis they were calculated on an undiscounted basis. In 2000, Placer Dome wrote-down certain assets, resulting in differences in the carrying values of Porgera and Osborne. The difference remaining on the balance sheet at June 30, 2003 is $91 million (December 31, 2002 — $97 million).

(iv)	Under the U.S. basis, changes in accounting policies are applied retroactive to January 1 of the year applied, with an adjustment for the cumulative effect of the change recorded as a “Change in Accounting Policy”. Under the Canadian basis, the impact is retroactive with restatement of comparative periods. See note 2 for changes in accounting polices applied to the U.S. and Canadian basis.

(v)	The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis at $40 million (December 31, 2002 — $45 million), whereas under Canadian GAAP the investment is proportionately consolidated with a net balance of $63 million (December 31, 2002 — $65 million) recorded under Property, plant and equipment. Although this impacts individual line items, the net earnings impact is nil.

In addition to the above, reference is made to the Canadian basis consolidated financial statements in the Management Proxy Circular and Statement filed with various Canadian regulatory authorities and note 20(d) to the 2002 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F.

(b)	Management's Discussion and Analysis

Management’s Discussion and Analysis in this document is based on consolidated financial statements of Placer Dome Inc. prepared in accordance with U.S. GAAP. Set out below are the significant differences if the Management Discussion and Analysis had been based on Canadian GAAP.

•	Consolidated net earnings in accordance with Canadian GAAP for the first half of 2003 and three months ended June 30, 2003 were $116 million ($0.26 per share after interests on preferred securities) and $49 million ($0.11 per share), respectively, compared with $83 million ($0.22 per share) and $36 million ($0.09 per share) for the same periods in 2002.

•	Pre-tax non-hedge derivative gains in the first six months and second quarter of 2003 were $47 million and $14 million, respectively (2002 – nil and nil). Included in these amounts are net unrealized non-cash gains of $48 million and $13 million for the first six months and second quarter, respectively (2002 – nil and nil) primarily related to the mark-to-market value changes on Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The positive impact in the periods primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

•	Investment and other business income in the first six months and second quarter of 2003 were $32 million and $14 million, respectively, compared with $21 million and $15 million in the comparative prior year periods. The increase over the six month comparative period was due to non-cash foreign exchange gains, the settlement of a lawsuit relating to Granny Smith in the first quarter of 2003 and the early receipt of the remaining funds relating to the prior sale of the Mulatos property in the first quarter of 2003.

•	Interest and financing expenses were $25 million and $13 million in the first six months and second quarter of 2003, respectively (2002 — $21 million and $10 million). The increases relate to the debt acquired with AurionGold which was repaid in late January 2003 and interest on the March, 2003 private placement of $200 million of 6.375% 30 year debenture partially offset by savings due to the repayment of $200 million of unsecured bonds in the second quarter of 2003.

•	Consolidated current and long-term debt balances at June 30, 2003, were $547 million, compared with $686 million at December 31, 2002. Financing activities in the second quarter of 2003 included the redemption of $185 million of 8.625% Preferred Securities and the repayment of $200 million of 7.125% unsecured bonds. Additional financing activities in the first half of 2003 included the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30 year debentures raised through a private placement, both in the first quarter of the year. Long-term debt and capital lease repayments in the first six months of 2002 were $34 million and borrowings in the second quarter of 2002 were $1 million. There were $28 million and $26 million of dividend payments in the first half and second quarter of 2003, respectively (2002 — $24 million and $8 million).

13.	Subsequent Event

On July 23, 2003, Placer Dome announced that it had completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited (“East African Gold”) for approximately $255 million. A portion of the purchase price will be paid from cash and short term investments with the majority of the purchase price initially being financed by short term borrowings. In addition to this consideration, the acquisition includes East African Gold’s $43 million in project financing. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: July 31, 2003